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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                    For the financial year ended May 31, 2004

                             Lorus Therapeutics Inc.
                             -----------------------
                 (Translation of registrant's name into English)


                    2 Meridian Road, Toronto, Ontario M9W 4Z7
                    -----------------------------------------
                    (Address of principal executive offices)


                       [Indicate by check mark whether the
                      registrant files or will file annual
                      reports under cover Form 20-F or Form
                                     40-F.]

                       Form 20-F _______ Form 40-F __ X__

                [Indicate by check mark whether the registrant by
            furnishing the information contained in this Form is also
                    thereby furnishing the information to the
                   Commission pursuant to Rule 12g3-2(b) under
                      the Securities Exchange Act of 1934.

                            Yes ________ No ____X___


               [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     Lorus Therapeutics Inc.


Date: November 17, 2003                            By: /s/ Shane Ellis
      -----------------                                ----------------
                                                   Shane Ellis
                                                   Vice President, Legal Affairs
                                                   Corporate Secretary